UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Boulder Brands, Inc.

(Name of Subject Company)

Boulder Brands, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer and Corporate Secretary

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (the “Amendment”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2015, as amended and supplemented by Amendment No. 1 filed with the SEC on December 11, 2015, Amendment No. 2 filed with the SEC on December 17, 2015, Amendment No. 3 filed with the SEC on January 5, 2016 and Amendment No. 4 filed with the SEC on January 8, 2016 (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder Brands”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, disclosed in the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule TO”), filed by Purchaser and Pinnacle with the SEC on December 9, 2015, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as amended and supplemented from time to time), and in the related Letter of Transmittal (as amended and supplemented from time to time), copies of which are incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following new subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer Period

At 12:00 midnight, New York City time, on January 15, 2016, the Offer expired as scheduled. American Stock Transfer & Trust Company, LLC (“AST”), the depositary for the Offer, advised that, as of the expiration of the Offer, a total of 59,366,943 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.9% of the currently issued and outstanding Shares. As a result, the Minimum Tender Condition has been satisfied. In addition, AST has also advised that, as of such time, Notices of Guaranteed Delivery had been delivered for 1,802,034 Shares, representing approximately 2.8% of the currently issued and outstanding Shares. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the Shares on January 15, 2016, pursuant to the terms of the Merger Agreement and to Section 251(h) of the DGCL, Pinnacle consummated the Merger without a meeting of Boulder Brands’ stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into Boulder Brands, with Boulder Brands continuing as the surviving corporation and a wholly owned subsidiary of Pinnacle. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Boulder Brands or any of its wholly owned subsidiaries as treasury stock or owned by Pinnacle or any of its subsidiaries, including Purchaser, all of which were canceled and ceased to exist, and (ii) Shares owned by any stockholder of Boulder Brands who was entitled to demand, and who properly demanded, appraisal rights pursuant to Section 262 of the DGCL, was converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. The Shares will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

On January 15, 2016, Pinnacle issued press releases announcing (i) the expiration and results of the Offer and (ii) consummation of the Merger. The press releases are attached as Exhibits (a)(15) and (a)(16), respectively, and are incorporated by reference herein.”

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(15)	Press Release issued by Pinnacle on January 15, 2016 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO-T/A of Purchaser and Pinnacle, filed with the SEC on January 15, 2016).

(a)(16)	Press Release issued by Pinnacle on January 15, 2016 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO-T/A of Purchaser and Pinnacle, filed with the SEC on January 15, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOULDER BRANDS, INC.

Date: January 15, 2016	By:	/s/ M. Kelley Maggs
Name: M. Kelley Maggs
Title: Vice President and Secretary